UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Rackspace Technology, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

750102105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750102105

1	NAME OF REPORTING PERSON Searchlight Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,968,451
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,968,451
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,968,451
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 202,959,610 shares of common stock, par value $0.01 per share (“Shares”), of Rackspace Technology, Inc. (the “Issuer”) estimated to be outstanding, based on (a) 200,293,675 Shares outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 11, 2020 and (b) 2,665,935 Shares issued by the Issuer on February 2, 2021, as reported in the Issuer’s current report on Form 8-K filed with the SEC on February 4, 2021.

CUSIP No. 750102105

1	NAME OF REPORTING PERSON Searchlight Capital II PV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,031,549
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,031,549
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,031,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 202,959,610 Shares estimated to be outstanding, based on (a) 200,293,675 Shares outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 11, 2020 and (b) 2,665,935 Shares issued by the Issuer on February 2, 2021, as reported in the Issuer’s current report on Form 8-K filed with the SEC on February 4, 2021.

CUSIP No. 750102105

1	NAME OF REPORTING PERSON Searchlight Capital Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 202,959,610 Shares estimated to be outstanding, based on (a) 200,293,675 Shares outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 11, 2020 and (b) 2,665,935 Shares issued by the Issuer on February 2, 2021, as reported in the Issuer’s current report on Form 8-K filed with the SEC on February 4, 2021.

CUSIP No. 750102105

1	NAME OF REPORTING PERSON Searchlight Capital Partners II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON OO

All percentages calculated in this Schedule 13G are based upon an aggregate of 202,959,610 Shares estimated to be outstanding, based on (a) 200,293,675 Shares outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 11, 2020 and (b) 2,665,935 Shares issued by the Issuer on February 2, 2021, as reported in the Issuer’s current report on Form 8-K filed with the SEC on February 4, 2021.

ITEM 1(a):	Name of Issuer:

Rackspace Technology, Inc., a Delaware corporation (the “Issuer”).

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

1 Fanatical Place, City of Windcrest, San Antonio, Texas 78218.

ITEM 2(a):	Name of Person Filing:

This Schedule 13G is filed on behalf of the Reporting Persons (as defined below). Searchlight Capital II, L.P., a Cayman exempt limited partnership, and Searchlight Capital II PV, L.P., a Cayman exempt limited partnership, are, collectively, referred to as the “Record Holders.” Searchlight Capital Partners II GP, L.P., a Cayman exempt limited partnership (the “GP LP”), is the general partner of each Record Holder. Searchlight Capital Partners II GP, LLC, a Delaware limited liability company (the “GP LLC”), is the general partner of the GP LP. There are three managers of the GP LLC (the “Managers”). The Managers directly or indirectly control the investment and voting decisions of the GP LLC. Any action by the GP LLC requires the affirmative vote or consent of at least two Managers and no Manager individually controls the investment or voting decisions of the GP LLC.

The Record Holders, the GP LP and the GP LLC are collectively referred to herein as the “Reporting Persons.”

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 745 Fifth Avenue, 27th Floor, New York, New York 10151.

ITEM 2(c):	Citizenship:

The information required by this Item 2(c) is set forth in row 4 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

ITEM 2(d):	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Shares”).

ITEM 2(e):	CUSIP Number:

750102105

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

☒	Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:	Ownership:

The information required by Items 4(a) through 4(c) is set forth in rows 5 through 11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Each of the Reporting Persons and each Manager disclaims beneficial ownership of any Shares held of record by the Record Holders or that may be beneficially owned by any of the other Reporting Persons, in each case except to the extent of any pecuniary interest therein, and this Schedule 13G shall not be deemed an admission that any such entity or person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13(d) and/or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

Each of the Reporting Persons and each Manager disclaims beneficial ownership of any Shares held of record by the Record Holders or that may be beneficially owned by any of the other Reporting Persons, in each case except to the extent of any pecuniary interest therein, and this Schedule 13G shall not be deemed an admission that any such entity or person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13(d) and/or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

SEARCHLIGHT CAPITAL II, L.P.

By:	Searchlight Capital Partners II GP, L.P., its general partner

By:	/s/ Darren Glatt
Name:	Darren Glatt
Title:	Authorized Person

SEARCHLIGHT CAPITAL II PV, L.P.

By:	Searchlight Capital Partners II GP, L.P., its general partner

By:	/s/ Darren Glatt
Name:	Darren Glatt
Title:	Authorized Person

SEARCHLIGHT CAPITAL PARTNERS II GP, L.P.

By:	Searchlight Capital Partners II GP, LLC, its general partner

By:	/s/ Darren Glatt
Name:	Darren Glatt
Title:	Authorized Person

SEARCHLIGHT CAPITAL PARTNERS II GP, LLC

By:	/s/ Darren Glatt
Name:	Darren Glatt
Title:	Authorized Person